UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. 2)*

                        R.H. Donnelley Corporation
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                             (Name of Issuer)

                 Common Stock (Par Value $ 1.00 Per Share)
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                      (Title of Class of Securities)

                                 74955W307
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                              (CUSIP Number)


           David N. Shine, Esq.                 David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson          Goldman, Sachs & Co.
           One New York Plaza                        85 Broad Street
           New York, NY 10004                      New York, NY 10004
             (212) 859-8000                          (212) 902-1000


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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                               July 22, 2003
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 2 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Goldman Sachs Group, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           2,000

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       10,480,518

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         2,000

                10. SHARED DISPOSITIVE POWER

                    10,480,518

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,482,518

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.6%

14. TYPE OF REPORTING PERSON

    HC-CO

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 3 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Goldman, Sachs & Co.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       10,480,518

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    10,480,518

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,480,518

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.6%

14. TYPE OF REPORTING PERSON

    BD-PN-IA

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 4 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Advisors 2000, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       7,879,716

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    7,879,716

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,879,716

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.5%

14. TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 5 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Goldman, Sachs & Co. oHG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       241,489

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    241,489

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    241,489

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 6 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Goldman, Sachs Management GP GmbH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       241,489

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    241,489

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    241,489

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%

14. TYPE OF REPORTING PERSON

    CO

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 7 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Employee Funds 2000 GP, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       2,359,255

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    2,359,255

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,359,255

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.2%

14. TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 8 of 54

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners 2000, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       5,779,643

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    5,779,643

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,779,643

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 9 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners 2000 Offshore, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       2,100,073

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    2,100,073

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,100,073

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 10 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners 2000 GmbH & Co. Beteiligungs KG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       241,489

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    241,489

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    241,489

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 11 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners 2000 Employee Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       1,835,241

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    1,835,241

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,835,241

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.7%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 74955W 30 7                         Page 12 of 29

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Goldman Sachs Direct Investment Fund 2000, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       524,014

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    524,014

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    524,014

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%

14. TYPE OF REPORTING PERSON

    PN

     This Amendment No. 2 is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"). This Amendment No. 2 amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission on December 5, 2002 (as amended by Amendment No. 1 filed on January 7, 2003, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

----------------------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

Item 3 is hereby amended to add the following at the end thereof:

          As of July 22, 2003, the Purchasers beneficially owned 8,830,460 shares of Common Stock as a result of the shares of Preferred Stock held by them. This number includes shares of Common Stock that the Preferred Stock is convertible into as a result of dividends that have accrued on the shares of Preferred Stock in accordance with the Certificate of Designations as of July 22, 2003 and will accrue within 60 days thereafter.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

Subparagraph      (i)     under     the     heading      "The      Purchase
Agreement--Covenants--Restricted Actions" contained in this Item 4 is hereby amended in its entirety as follows:

          (i) pay or declare any dividend or distribution on any shares of its capital stock (other than (A) dividends on the Common Stock payable in additional shares of Common Stock, (B) dividends from a wholly owned Company Subsidiary to its parent company and (C) dividends that accrue on the Preferred Stock from and after October 1, 2005, payable in cash in accordance with the terms of the Certificate of Designations) or apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through Company Subsidiaries or otherwise, of any shares of its capital stock (other than (A) redemptions, retirements, purchases or acquisitions of the Preferred Stock in accordance with the terms of the Preferred Stock Certificate of Designations, and (B) (x) the repurchase of shares of Common Stock from employees or former employees of the Company who acquired such shares directly from the Company and which repurchases are approved by a majority of the board of directors and
     (y) open market purchases, which, in the case of both (x) and (y) taken together are not in excess of the lesser of $25 million or 25% of the Company's Net Income (as defined in the Purchase Agreement) for the immediately preceding twelve months in any given twelve-month period); provided, that, notwithstanding anything to the contrary in this Section 4.04(i) and without limiting the provisions of Sections 3 and 4 of the Certificate of Designations, the Company shall not, at any time, declare or pay (whether in cash or otherwise) any dividend on the Preferred Stock that accrues prior to October 1, 2005 without the prior written consent of at least a majority of the then-outstanding Preferred Shares or the affirmative vote in person or by proxy at a meeting called for that purpose of the holders of at least a majority of the Preferred Shares voting thereat;

Item 4 is hereby further amended by adding the following immediately before the section entitled "Other Plans and Proposals" contained in the 13D:

     On July 22, 2003, the Company and the Purchasers entered into an amendment to the Purchase Agreement as described above. A copy of this amendment is filed as Exhibit 23 hereto and is incorporated herein by reference.

Item 4 is hereby further amended by adding the following at the end thereof:

          Except as described above or otherwise described in the Schedule 13D or in this Amendment No. 2, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

          Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Purchase Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Preferred Stock, Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock, or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

Item 5 is hereby amended in its entirety as follows:

     (a) Pursuant to the Company's Form 10-Q for the quarter ended March 31, 2003, as of May 1, 2003, there were 30,534,167 shares of Common Stock outstanding.

     As of July 22, 2003, GS Group may be deemed to beneficially own an aggregate of 10,482,518 shares of Common Stock, consisting of (i) 200,604 shares of Preferred Stock, which are convertible into 8,830,460 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iv) 58 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, and
(v) (a) (I) 1,500 options granted to Terence O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (II) 1,500 options granted to Mr. O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which such options are currently exercisable and such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (III) 1,500 deferred shares granted to Mr. O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders and (IV) 1,500 deferred shares granted to Mr. O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which deferred shares are currently vested and such 1,500 deferred shares will vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders (Mr. O'Toole has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), and (b) (I) 1,500 options granted to Robert R. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (II) 1,500 options granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which such options are currently exercisable and such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (III) 1,500 deferred shares granted to Mr. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders and (IV) 1,500 deferred shares granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which deferred shares are currently vested and such 1,500 deferred shares will vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders (Mr. Gheewalla has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), representing in the aggregate approximately 25.6% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of July 22, 2003, Goldman Sachs may be deemed to beneficially own an aggregate of 10,480,518 shares of Common Stock, consisting of (i) 200,604 shares of Preferred Stock, which are convertible into 8,830,460 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iv) 58 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 25.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     As of July 22, 2003, GS Advisors may be deemed to beneficially own the aggregate of 7,879,716 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, consisting of (i) 150,824 shares of Preferred Stock, which are convertible into 6,639,177 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 434,189 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 806,350 shares of Common Stock, representing in the aggregate, approximately 20.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of July 22, 2003, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 241,489 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, consisting of (i) 4,622 shares of Preferred Stock which are convertible into 203,457 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of July 22, 2003, GS Employee 2000 may be deemed to beneficially own the aggregate of 2,359,255 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct, consisting of (i) 45,158 shares of Preferred Stock which are convertible into 1,987,826 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 130,000 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 241,429 shares of Common Stock, representing in the aggregate, approximately 7.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of July 22, 2003, GS Capital may be deemed to beneficially own 5,779,643 shares of Common Stock, consisting of (i) 110,627 shares of Preferred Stock, which are convertible into 4,869,731 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to Purchase 318,470 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 591,442 shares of Common Stock, representing in the aggregate, approximately 15.9% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of July 22, 2003, GS Offshore may be deemed to beneficially own 2,100,073 shares of Common Stock, consisting of (i) 40,197 shares of Preferred Stock, which are convertible into 1,769,446 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 115,719 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 214,908 shares of Common Stock, representing in the aggregate, approximately 6.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of July 22, 2003, GS Germany may be deemed to beneficially own 241,489 shares of Common Stock, consisting of (i) 4,622 shares of Preferred Stock, which are convertible into 203,457 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of July 22, 2003, GS Employee may be deemed to beneficially own 1,835,241 shares of Common Stock, consisting of (i) 35,128 shares of Preferred Stock, which are convertible into 1,546,312 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 101,125 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 187,804 shares of Common Stock, representing in the aggregate, approximately 5.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of July 22, 2003, GS Direct may be deemed to beneficially own 524,014 shares of Common Stock, consisting of (i) 10,030 shares of Preferred Stock, which are convertible into 441,514 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 28,875 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 53,625 shares of Common Stock, representing in the aggregate, approximately 1.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) GS Group holds the sole power to direct the vote and disposition of the options and deferred shares held for the benefit of GS Group by Messrs. O'Toole and Gheewalla. Except as described in the previous sentence, each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) Except as described elsewhere in this Amendment No. 2, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto, during the last 60 days.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by any Filing Person.

     (e) Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1      Joint Filing Agreement, dated as of December 4, 2002*

Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*

Exhibit 3      Series   B-1   Convertible    Cumulative   Preferred   Stock
               Certificate of Designations.*

Exhibit 4      Form of Warrant  issued to the  Purchasers  on November  25,
               2002.*

Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.*

Exhibit 6 Form of Convertible Cumulative Preferred Stock Certificate of Designations.*

Exhibit 7      Form of Warrant.*

Exhibit 8 Registration Rights Agreement, dated as of November 25, 2002, among the Purchasers and the Company.*

Exhibit 9 Power of Attorney, dated as of January 6, 2003, relating to The Goldman Sachs Group, Inc.

Exhibit 10 Power of Attorney, dated as of January 6, 2003, relating to Goldman, Sachs & Co.

Exhibit 11 Power of Attorney, dated as of March 19, 2003, relating to GS Advisors 2000, L.L.C.

Exhibit 12 Power of Attorney, dated as of March 21, 2003, relating to Goldman, Sachs & Co. oHG.

Exhibit 13 Power of Attorney, dated as of March 19, 2003, relating to Goldman, Sachs Management GP GmbH.

Exhibit 14 Power of Attorney, dated as of February 24, 2003, relating to GS Employee Funds 2000 GP, L.L.C.

Exhibit 15 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000, L.P.

Exhibit 16 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 Offshore, L.P.

Exhibit 17 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.

Exhibit 18 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 Employee Fund, L.P.

Exhibit 19 Power of Attorney, dated as of February 24, 2003, relating to Goldman Sachs Direct Investment Fund 2000, L.P.

Exhibit 20     Convertible   Cumulative   Preferred  Stock  Certificate  of
               Designations.*

Exhibit 21     Form of warrants issued on January 3, 2003.*

Exhibit 22 Agreement regarding certain definitions contained in the Purchase Agreement.*

Exhibit 23 Letter Agreement, dated as of July 22, 2003, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.


--------------------
* Previously filed

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2003

                                  THE GOLDMAN SACHS GROUP, INC.


                                  By: /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GOLDMAN, SACHS & CO.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS ADVISORS 2000, L.L.C.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GOLDMAN, SACHS & CO. OHG


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact



                                  GOLDMAN, SACHS MANAGEMENT GP GMBH


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS CAPITAL PARTNERS 2000, L.P.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS CAPITAL PARTNERS 2000 GMBH & CO.
                                  BETEILIGUNGS KG


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact


                                  GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.


                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact



                                  GOLDMAN SACHS DIRECT INVESTMENT FUND 2000,
                                  L.P.

                                  By:  /s/ Roger S. Begelman
                                     --------------------------------
                                         Name:      Roger S. Begelman
                                         Title:     Attorney-in-fact

                                 SCHEDULE I
                                 ----------

          Schedule I to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

          Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

        Name                           Present Principal Occupation

Henry M. Paulson, Jr.         Chairman and Chief Executive Officer of
                              The Goldman Sachs Group, Inc.

John A. Thain                 President and Chief Operating Officer of
                              The Goldman Sachs Group, Inc.

Lloyd C. Blankfein            Vice Chairman of The Goldman Sachs Group, Inc.

Lord Browne of Madingley      Group Chief Executive of BP plc

James A. Johnson              Vice Chairman of Perseus, L.L.C.

John H. Bryan                 Retired Chairman and Chief Executive Officer
                              of Sara Lee Corporation

Ruth J. Simmons               President of Brown University

William W. George             Retired Chairman and Chief Executive Officer
                              of Medtronic, Inc.

Claes Dahlback                Nonexecutive Chairman of Investor AB

Edward M. Liddy               Chairman of the Board, President and Chief
                              Executive Officer of The Allstate Corporation

                              SCHEDULE II-A-i
                              ---------------

          Schedule II-A-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic are citizens of France. Ulrika Werdelin is a citizen of Sweden.

       Name                   Position            Present Principal Occupation

Richard A. Friedman        President              Managing Director of Goldman,
                                                  Sachs & Co.

Joseph H. Gleberman        Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Terence M. O'Toole         Vice President         Managing Director of Goldman,
                                                  Sachs & Co

Henry Cornell              Vice President         Managing Director of Goldman,
                                                  Sachs & Co

Richard S. Sharp           Vice President         Managing Director of Goldman
                                                  Sachs International

Esta E. Stecher            Assistant Secretary    Managing Director of Goldman,
                                                  Sachs & Co.

Sanjeev K. Mehra           Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Muneer A. Satter           Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Antoine L. Schwartz        Vice President         Managing Director of Goldman
                                                  Sachs International

Steven M. Bunson           Assistant Secretary    Managing Director of Goldman,
                                                  Sachs & Co.

Elizabeth C. Fascitelli    Treasurer              Managing Director of Goldman,
                                                  Sachs & Co.

David M. Weil              Assistant Treasurer    Managing Director of Goldman,
                                                  Sachs & Co.

David J. Greenwald         Assistant Secretary    Managing Director of Goldman,
                                                  Sachs & Co.

Hughes B. Lepic            Vice President         Managing Director of Goldman
                                                  Sachs International

Russell E. Makowsky        Assistant Secretary    Managing Director of Goldman,
                                                  Sachs & Co.

Sarah G. Smith             Assistant Treasurer    Managing Director of Goldman,
                                                  Sachs & Co.

Randall A. Blumenthal      Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Gerald J. Cardinale        Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Douglas F. Londal          Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Stephen S. Trevor          Vice President         Managing Director of Goldman
                                                  Sachs International

Abraham Bleiberg           Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Joseph P. DiSabato         Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Robert R. Gheewalla        Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Atul Kapur                 Vice President         Managing Director of Goldman
                                                  Sachs International

Robert G. Doumar, Jr.      Vice President         Managing Director of Goldman
                                                  Sachs International

Ben I. Adler               Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Melina E. Higgins          Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Elizabeth C. Marcellino    Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

Adrian M. Jones            Vice President         Managing Director of Goldman,
                                                  Sachs & Co.

John E. Bowman             Vice President         Vice President of Goldman,
                                                  Sachs & Co.

Katherine B. Enquist       Vice President/        Managing Director of Goldman,
                           Secretary              Sachs & Co.

James B. McHugh            Assistant Secretary    Vice President of Goldman,
                                                  Sachs & Co.

Beverly L. O'Toole         Assistant Secretary    Vice President of Goldman,
                                                  Sachs & Co.

Mitchell S. Weiss          Vice President         Vice President of Goldman,
                                                  Sachs & Co.

Mary Nee                   Vice President         Executive Director of Goldman
                                                  Sachs (Asia) L.L.C.

Ulrika Werdelin            Vice President         Executive Director of Goldman
                                                  Sachs International

                              SCHEDULE II-B-ii
                              ----------------

          Schedule II-B-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

          All executive officers listed below are United States citizens, except for Richard S. Sharp, who is a citizen of the United Kingdom.

         Name                   Position         Present Principal Occupation

Richard A. Friedman        Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

Joseph H. Gleberman        Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

Terence M. O'Toole         Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

Richard S. Sharp           Managing Director     Managing Director of Goldman
                                                 Sachs International

David M. Weil              Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

Henry Cornell              Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

Esta E. Stecher            Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

Elizabeth C. Fascitelli    Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

David J. Greenwald         Managing Director     Managing Director of  Goldman,
                                                 Sachs & Co.

Sarah E. Smith             Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

James B. McHugh            Managing Director     Vice President of Goldman,
                                                 Sachs & Co.

Katherine B. Enquist       Managing Director     Managing Director of Goldman,
                                                 Sachs & Co.

John E. Bowman             Managing Director     Vice President of Goldman,
                                                 Sachs & Co.

                              SCHEDULE II-C-i
                              ---------------

          Schedule II-C-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Ulrika Werdelin is a citizen of Sweden.

       Name                  Position            Present Principal Occupation

Richard A. Friedman       President              Managing Director of Goldman,
                                                 Sachs & Co.

Joseph H. Gleberman       Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Terence M. O'Toole        Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Henry Cornell             Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Richard S. Sharp          Vice President         Managing Director of Goldman
                                                 Sachs International

Esta E. Stecher           Vice President/        Managing Director of Goldman,
                          Assistant Secretary    Sachs & Co.

Sanjeev K. Mehra          Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Muneer A. Satter          Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Antoine L. Schwartz       Vice President         Managing Director of Goldman
                                                 Sachs International

Steven M. Bunson          Vice President/        Managing Director of Goldman,
                          Assistant Secretary    Sachs & Co.

Elizabeth C. Fascitelli   Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

David M. Weil             Assistant Treasurer    Managing Director of Goldman,
                                                 Sachs & Co.

David J. Greenwald        Vice President/        Managing Director of Goldman,
                          Assistant Secretary    Sachs & Co.

Hughes B. Lepic           Vice President         Managing Director of Goldman
                                                 Sachs International

Russell E. Makowsky       Vice President/        Managing Director of Goldman,
                          Assistant Secretary    Sachs & Co.

Sarah G. Smith            Assistant Treasurer    Managing Director of Goldman,
                                                 Sachs & Co.

Randall A. Blumenthal     Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Gerald J. Cardinale       Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Douglas F. Londal         Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Stephen S. Trevor         Vice President         Managing Director of Goldman
                                                 Sachs International

Abraham Bleiberg          Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Joseph P. DiSabato        Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Robert R. Gheewalla       Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Robert G. Doumar, Jr.     Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Ben I. Adler              Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Melina E. Higgins         Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Elizabeth C. Marcellino   Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Adrian M. Jones           Vice President         Managing Director of Goldman,
                                                 Sachs & Co.

Atul Kapur                Vice President         Managing Director of Goldman
                                                 Sachs International

John E. Bowman            Vice President         Vice President of Goldman,
                                                 Sachs & Co.

Katherine B. Enquist      Vice President/        Managing Director of Goldman,
                          Secretary              Sachs & Co.

James B. McHugh           Assistant Secretary    Vice President of Goldman,
                                                 Sachs & Co.

Beverly L. O'Toole        Assistant Secretary    Vice President of Goldman,
                                                 Sachs & Co.

Raymond G. Matera         Vice President         Vice President of Goldman,
                                                 Sachs & Co.

Mitchell S. Weiss         Vice President         Vice President of Goldman,
                                                 Sachs & Co.

Mary Nee                  Vice President         Executive Director of Goldman
                                                 Sachs (Asia) L.L.C.

Richard J. Stingi         Vice President         Vice President of Goldman,
                                                 Sachs & Co.

Ulrika Werdelin           Vice President         Executive Director of Goldman
                                                 Sachs International